Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 333-118257

Forward-Looking Statements

This transcript includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. On August 16, 2004, Charles River filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting part thereof. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a transcript of remarks by Jim Foster, CEO, and Thomas F. Ackerman, Senior Vice President and CFO of Charles River Laboratories International, Inc. at the Bear Stearns 17th Annual Healthcare Conference on September 14, 2004.

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Thomson StreetEventsSM
Conference Call Transcript CRL - Charles River Laboratories, Inc. at Bear Stearns 17th Annual Healthcare Conference Event Date/Time: Sep. 14, 2004 / 9:30AM ET Event Duration: N/A

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CRL - Charles River Laboratories, Inc. at Bear Stearns 17th Annual Healthcare Conference

C O R P O R A T E P A R T I C I P A N T S Jim Foster Charles River Laboratories - Chairman, President and CEO Tom Ackerman Charles River Laboratories - SVP and CFO

P R E S E N T A T I O N

Unidentified Speaker

It’s my pleasure to introduce to you this morning Charles River Laboratories.

This is the first life sciences company of the day in the life sciences track. Charles River is the world leading provider of research models to the life sciences industries and one of the largest providers of development and discovery services.

Charles River trades under the ticker symbol CRL. The market cap is a little over 2 billion, is that fair? OK? And with us today we have two speakers, Jim Foster, who is the chairman, president and chief executive officer, and Tom Ackerman, who is the senior vice president and chief financial officer.

And with that I’m going to turn it over to Jim.

Jim Foster - Charles River Laboratories - Chairman, President and CEO

Thank you, Steve. Good morning. A pleasure to be here, as always. This is our Safe Harbor Statement, this is our Reg G statement, and some additional information.

So Charles River’s mission these days and increasingly is the role of advancing the drug development process, primarily for our pharmaceutical and biotech clients, all the way from early discovery to market approval, by providing a whole range of essential products and services for that process.

I think as most of you know, we are in the midst of finalizing a significant merger with Inveresk, which we announced in early July. Proxies will be mailed to shareholders of record as of September 13th and both companies have shareholders -- special shareholder meetings on October 20th when we expect the transaction will close.

So we are moving rapidly towards that closure and we are delighted with the significant transformational possibilities and opportunities that this provides the company and our ability to service our clients even better than we are now.

So the new company will be headquartered in the same place. Our Research Models and Services will be sold under the Charles River name and our Pre-clinical and Clinical Services will, at the outset, be sold under the Inveresk name.

The board will be nine Charles River and three Inveresk folks. I will continue as the CEO of the combined entity. Dr. Walter Nimmo, excuse me, who’s the CEO of Inveresk, will become the

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CRL - Charles River Laboratories, Inc. at Bear Stearns 17th Annual Healthcare Conference

chief scientific officer of the company. He’s a medical doctor and probably has a better voice than I do. Walter will also join our board. Tom Ackerman, our chief financial officer, will continue in that role, and the management team will -- current management team will remain and be actually in more significant roles.

So the person who runs our Research Model and Services business will continue in that role and Inveresk’s head of the Canadian Pre-clinical facility will run our Global business and our U.S. person will continue in the U.S., the European person will continue in Europe and there’s a new number two person in Canada who will run the Canadian operation and the person running the Global Clinical business will continue to do that.

The importance here is it’s a talented management team who’s enthused about the combined transaction and will retain their current roles. We’re already finding that pre-close, the people are really working together well; they have similar -- we have similar cultures in both companies and a similar commitment to client service and excellence, while at the same token maximizing our profitability. We’ll have about 7,300 employees in nearly 100 locations in 20 countries.

So our strengths will continue to be market leadership in virtually everything that we do, deep scientific excellence, we’ll have nearly 500 PhD level employees, a real cultural mania and focus on wowing the customer and, as I said earlier, the cultures of both of these companies are totally customer centric.

We, as we looked for the next major move, found Inveresk and we found them in large measure because they have a lot of the same cultural and financial metrics that we do. We’re going to have a company that’s going to grow at double-digit levels with operating margins north of 20% and the merger really enhances all of these capabilities.

One of the reasons that Charles River has been successful to date and we believe will continue to be so is that we have a large diverse international portfolio of essential products and services.

And this portfolio effect has really been powerful in ensuring consistency of sales growth and earnings growth as there are shifts between discovery and development and shifts between Pre-clinical and Clinical spend. Since we represent capabilities in all of these areas we’re able to perform well.

So our financial performance has been consistent essentially forever and, as I said earlier, we continue to have leading market share and long-term relationships with our customers.

Our client base is quite diverse throughout all of the pharmaceutical and biotech industries, as well as academia and the government. Charles River’s been quite acquisitive up until this point. This is obviously a much more major deal for us. So we’ve had 22 relatively small acquisitions over the last eight or nine years, seven of these since we went private in September of 1999.

And obviously the Inveresk merger is a transformational transaction which fundamentally changes the nature of who we are and what our capabilities are. As I showed you on a previous slide, we have a really seasoned management team who’s enthused about the task at hand.

Our business continues to be driven essentially by the R&D spend by big pharma and biotech and, of course, we’re seeing increases in that spend at the moment. But perhaps more importantly, in the increased rate of outsourcing that we’re seeing primarily by our pharmaceutical and biotech clients.

And obviously the Inveresk transaction gives us a greater capability to respond to their outsourcing needs. So if you look at the global R&D spend, you see here it’s at 11% CAGR from ‘01 to -- through next year we believe, and the outsourcing market growing slightly faster than that. And again, this outsourcing market is the primary driver of our growth going forward.

This is a great pictorial of what our capabilities will now be post-the-deal. You can see that our activities will start at the very earliest basic research and basic discovery of compounds, both biologicals and classic (ph) chemicals.

And now go all the way through to market approval now that we’re in the clinical trial management business. And you can see here through the color coding what Charles River brings to this transaction and what Inveresk brings -- Charles River in the dark blue -- and you can see that this is wonderful blending of capabilities, both in the product and services side, providing this whole range in a powerful portfolio.

So the portfolio has always been quite strong and as we’ve added to it since we’ve been private, it’s gotten stronger, both on an international level and a services capability level. This actually widens it further, so we have a larger footprint in the pre-clinical space. Charles River needed a larger capability in Europe; Inveresk wanted and needed a larger capability in the United States. We now have that.

Both companies have biosafety testing businesses. That’s testing large molecules. We have a small U.S. business; they had a small European business. Now we have a larger international business. And Charles River, of course, had no capability at all in the clinical trial business and that certainly enlarges and expands our pipeline capability.

So we can play a much broader role for our clients at a time where they are watching and spending more carefully and want to do more sort of essence spending internally and outsource more. There’s a lot of money in the clinical sector that we simply had no access to previously.

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So we believe that the portfolio effect is a wonderful thing in terms of reducing the volatility of our business at a time where there has been a fair amount of changes in our client base, primarily through mergers, and that we have a whole range of businesses that are not necessarily cross-correlated.

In other words, we don’t have a whole sector that drops off when one business is off, but we have a lot of balance.

So that’s what the portfolio will look like when we close this deal, hopefully at the end of next month. So on the right-hand side you see our Research Model and Services businesses, which will be about 44% of the whole. And that’s entirely what Charles River brings to the party. On the left is the Pre-clinical piece, which is about the same size, will be about the same size, by the way, and both Charles River and Inveresk bring similar size businesses to that as well.

And we’ll have a great capability and a whole range of specialty toxicology services, principally infusion, inhalation and reproductive tox. And you can see here that the Clinical Trial business will be about 13% of our gross revenues, sort of a rational nice size entree for Charles River as a platform for growth in that area in a way that we can pull more Pre-clinical business through the pipeline, we believe.

Global footprint changes a little bit. We have a large Canadian business, obviously as a result of this merger. But if you just look at North America, that gets us at about 66%, slightly less than we have now, a much larger European business at almost 30%, and a slightly smaller Japanese business.

Since this geographic breakdown reasonably well reflects where the money is being spent on a worldwide basis by big pharma and biotech, I suspect actually over time the North American piece should grow slightly and that’s exactly where we want to be situated in terms of servicing our clients’ needs in a proximate way.

The client base has also changed a little bit. Our commercial client base has actually increased; it’s now about 86% of the whole. That’s entirely pharmaceutical and biotech. It’s probably a little over 60% pharma and maybe 25% biotech. It’s a larger biotech concentration as a result of this transaction, we believe. It’s principally because biotech clients are, by definition, outsourcers, perhaps more so than the pharma industry at the current time, although the pharma industry has a fair amount of growth in that area.

And you can see we’ll have about 14% spend by the academic research community; that’s teaching hospitals, universities and the government. And we still have no client that accounts for more than 5% of our gross revenue so we continue to like our customer concentration a lot.

Just to go back and take a look at the pieces. Research Models again will be about 44% at Charles River. This is what Charles River brings to the business. And I think the most important part of this segment in this slide is the fact that we have an increasingly larger number of what we call disease models, animal models that have been either inbred or genetically manipulated to express certain disease states. There’s a lot of talk these days about translational medicine, so the important thing here is to have the information that one gets from the animal be readily translatable to the human population. And these sort of designer animal models will be very crucial tools in the drug discovery process, which obviously needs to accelerate, needs to be refined and needs to be fine-tuned.

Some of you have heard me say before; these disease models have much higher ASP. So the sort of classic Charles River outbred white rat on the upper right, which is the primary model for toxicology research throughout the world -- by the way, one of every two lab animals used in research comes from Charles River -- which is sort of the standard in toxicology work, sells for around $20. You can juxtapose that to the animal on the bottom right, which is a JCR (ph) rat which is spontaneously hypertensive, sells for about $200.

So getting better information from the animals sooner to better translational impact and reach should be beneficial both to our clients and to us from a financial point of view and enhance our role as the research partner here.

And the animal model in the middle is an immunocompromised mouse, which is the primary research tool for oncology and infectious disease work. We continue to increase colonies of immunocompromised mice because we simply can’t produce them fast enough.

That’s a picture inside one of our animal rooms. We have about 150 of these around the world. The point here is that biosecurity is our euphemism for infrastructure to ensure that the animals don’t get sick.

And you have very clean animals being serviced by very dirty people and so we’re doing everything we can to keep those animals free of the contaminants that the people could bring into the rooms or other things being introduced there. So for this infrastructure we’re able to charge a premium for our animal models, 10 to 25% higher than the competition on a price list basis and actually higher in real life discounting dollars.

But much more importantly than that is the knowledge that our clients have that we won’t interrupt their supply. So when you’re doing a drug development study and you have a certain number of animals coming in every month or every week, you need the assurances that that won’t in any way be altered because we don’t want to be the ones that slow down the drug development process.

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We have a whole range of services in our Research Model business. Perhaps the most prominent is what we call our Transgenic Hotel business. That’s a business where we house these genetically altered laboratory animals for a whole range of clients, actually hundreds of clients, and allow them to use their space for different things.

So this is 50 or 60 years of know-how which we’re now providing on an outsource basis and we have a whole range of services from simply breeding them to sophisticated study design and preparations of studies. What’s happening increasingly, though, is that the clients have created these animal models and don’t exactly know -- aren’t exactly sure that they will provide that translational information that I was talking about earlier.

So now they’re spending a lot of time validating and characterizing those models, principally from a genetic point of view. So once they’re sure that the animals do express the gene that they’ve inserted or don’t express the gene that they’ve knocked out and do indeed have the disease state that was desired, they’ll know that those animals will be better research models.

So we’re actually finding more money spent by our clients on the Laboratory Services part of the business, which is actually enhancing and improving our margins.

And the last piece here we call Consulting and Staffing Services. We have nearly a thousand employees at academic and government institutions managing their animal colonies for them. And what’s happened is a lot of these institutions have a very difficult time keeping their animal colonies free of disease, and so as a result of that, research studies are often destroyed and they have to start over.

So they bring us in to take these animal colonies up to new levels of excellence (inaudible) we manage virtually all the animals on the NIH campus, many of the animal colonies for many of the major universities in this country, and an increasing number of biotech clients.

On the Pre-clinical space we are -- we, with Inveresk, will be a leader in the toxicology business with a strong emphasis in specialty toxicology, particularly areas like inhalation tox. It’s going to be -- one of the primary modes of administration of biologicals is nasally administered and this is a very special complicated testing regime which most of pharmaceutical and biotech companies, even the largest, don’t want to do because it’s very complicated and capital intensive and requires special training and expertise.

So we think there’s a lot of legs to this business going forward. There’s an extraordinary amount of repeat clients and we have now facilities in U.S., Europe and Canada. We would like to have facilities in Japan at some time.

But even without facilities there, we have a client base in the U.S., Europe and Japan and I think as a result of this transaction we’re going to actually do more business in Japan, both in the biosafety testing side and in the pure tox side.

The operating margins of the combined entity certainly among the highest in the industry and we think that through best practices we’ll be able to continue to improve the operating margin of our Pre-clinical business going forward.

So some of the services that we bring to the table, both companies, in addition to drug safety testing, is the whole area of metabolic testing and pharmacokinetics. Charles River has a high growth business in the interventional and surgical services area; that’s testing medical devices to make sure that they’re safe before they go into human patients, primarily cardiovascular devices and secondarily orthopedic devices.

And we also -- you see the last bullet there -- we have the world’s largest contract, veterinary contract pathology company. So we have a holistic capability to provide all of the services required to get a drug to market.

One other business that we have that we’re quite proud of, it’s growing very nicely, is our in vitro detection technology. This is a lab animal alternative technology, actually the only one that’s recognized and approved and allowed by the FDA. And this is a lot release test kit for medical devices and injectable drugs.

And at the bottom, you can see the current test kit that we’ve been selling for about 10 or 12 years now. Extremely profitable business, much more -- this particular product line is more profitable than Charles River as a whole (ph). Nice growth rate.

And the three companies in the world that make this test kit have to be -- every lot of drug that’s manufactured that’s going to be injected intravenously has to be tested using this technology.

And we’ve innovated this basic kit and developed this handheld device that you see in the top that we hope will be approved by the end of next year, which dramatically expands the market size and also gives you much better information faster and has applicability not just in a pharmaceutical setting to test the drug in the laboratory, but all the ingredients that go into the pharmaceutical process can be used in dialysis clinics, doctor’s offices, dentist’s offices, can be used in environmental testing, food testing, and a whole range of tests where you’re just simply looking for bacterial contamination. So we’re very excited about this. We are selling these kits to large and small customers around the world and have very positive feedback.

Clinical Trial business is new for Charles River, not new for Inveresk. We’re excited to be moving into this field and, as you saw earlier, it’ll be about 13% of our gross revenue. Inveresk has

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CRL - Charles River Laboratories, Inc. at Bear Stearns 17th Annual Healthcare Conference

the world’s leading Phase I clinic. You can see a picture here in Edinboro, Scotland.

And this is a clinic where "first in man" studies are done; a large number of them are done in a very high quality basis. It’s clear that Phase I is thought of by most pharmaceutical clients as the last phase of pre-clinical, and so we hope to see a pull-through effect, particularly with the biotech clients who are going to want us to do this all through Proof of Principle.

We are also getting a European and U.S. capability in Phase II through IV trials, as well as regulatory services in discreet therapeutic areas and trials which are of a rational size and scope. And so we’re excited that this rounds out our portfolio and puts us in a place where there’s a large increased amount of external spending by our clients.

So we think that we have some significant margin improvement opportunities also in the Clinical business. Inveresk made an acquisition in ‘02 of ClinTrial (ph), which was a company that had very weak operating margins, and they’ve done a wonderful job improving the profitability of the company as a whole, but also the former ClinTrial assets. And we’re quite confident that we’ll be able to see increased profitability across that product line, as we know we will in the Pre-clinical business as well.

So if we sort of step back and take a look at the power of this transaction, in addition to the cultures both scientifically and financially, which are so strong, significantly expands our portfolio products and services, puts us in a leadership position in the pre-clinical space, and moves us into the clinical arena where we haven’t been. It dramatically enhances and improves the portfolio effect that we’ve seen for years at Charles River as we continue to add new products and services. I think it will enhance it dramatically now with the addition of the Inveresk assets. Clearly we feel that we will be more efficient in terms of how we utilize our space and the returns that we will get on that utilization.

We’ll have a much larger global footprint, particularly in the pre-clinical area, primarily in Europe with an eye towards doing things elsewhere. And since both companies have had great returns and significant cash flow generation histories, the combination will be even more powerful. So we remain extremely enthused about this at a time where our clients really need our combined efforts.

I’ll turn the mic over to Tom.

Tom Ackerman - Charles River Laboratories - SVP and CFO

Thank you, Jim. Each Inveresk shareholder at the time of the closing will receive .48 times Charles River share and 15.15 in cash. The offer price in premium at June 30th was 38.61 and just over 25%. The consideration per share is 61% stock and 39% cash and upon consummation of the deal, Charles River shareholders will own 73% of the company and Inveresk shareholders 27%.

The record date is September 13th, the shareholder approval and votes are scheduled for October 20th, along with the closing. The new company will continue to trade under the ticker CRL. And I’ve combined sales and operating results for the last 12 months. You can see 959 million in sales, up 16% over the comparable period, gross profit of 42%, and operating margin of 21%, EBITDA of almost 250 million, or 26%.

And just a few words on synergies, which Jim referred to. We anticipate annualized pre-tax cost savings and synergies of 20 million by 2006. We will eliminate duplicate of public company expenses, consolidate back office and shared services such as lab suppliers, capital suppliers, IT infrastructure and software, we will look at all of our businesses from an infrastructure standpoint and develop best practices, as well as cost savings in the Pre-clinical toxicology business, and we will increase our inter-company purchases of animal sales. Charles River, as you know, is a provider of small lab animals and Inveresk is a user.

While Inveresk buys many Charles River animal models, they do not buy exclusively from Charles River, so we will generate synergies from that as well. And we hope to enhance our revenue growth rate by capitalizing on cross-selling opportunities, as well as pull-through opportunities that exist from Pre-clinical to Phase I to Phases II and IV.

For many customer segments, such as big pharma, this is not an important selling feature. For many of the small and mid size biotech companies the ability to take a compound from Pre-clinical all the way up to Phase II and IV is a strong selling point.

Just a few words on GAAP and non-GAAP earnings for the 2005 and 2006; non-GAAP earnings of $2.30 to $2.40 in ‘05 and 2.66 to 2.76 in ‘06. Impact of merger related amortization; as you can see, 55 cents in ‘05 and 33 cents in ‘06, or 57 million in ‘05 and 35 million in ‘06. The primary amortizable intangible assets will be customer relationships of which a subset will be the backlog.

So as we’ve begun to value those, the backlog itself will be amortized over the period of the backlog, which will not exceed two years. In most cases those contracts are anywhere from six months upwards to two years so we’ll see a rapid period of amortization in the first couple of years, as you can see in the chart, and then it will decelerate thereafter. It’s one of the reasons why management feels reporting non-GAAP results along with GAAP results are important so the investors can see the impact of operating performance without the merger related cost. GAAP earnings, as you can see, $1.75 to $1.85 in ‘05 and $2.33 to $2.43 in ‘06.

A few words on our credit structure. We will need 578 million of cash consideration for the transaction, including the retirement of

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Inveresk debt. We currently have a $550 million committed credit facility, a five year facility, 400 million of Term Loan A, and $150 million of revolver.

We have $267 million of combined cash on hand as of June ‘04, a portion of which will be used to fund the transaction. And our estimated pro forma leverage after the close, on a combined basis, will be 2.8 times EBITDA.

Jim talked about the integration update. We do have an integration team, Steering Committee team established; 11 members, six from Charles River and five from Inveresk, all senior managers or officers. It’s headed by Dave Johst from CRL, senior vice president of Human Resources and Administration.

We have engaged consultants from Stamford, Connecticut to help us facilitate the process. They’re neither engineers or toxicology experts, but their facility is in the process of integration and they’ll provide us guidance as we move down that path.

We have begun integration planning and we’ve established a number of teams in critical areas such as operations, business processes, finance, IT, sales and marketing.

We’re essentially looking to do as much as we can do legally in a pre-planning mode, which means that we can’t make any decisions for them on how to run their business, nor can we have certain discussions about customers or pricings or things like that.

So the idea is to have the teams move forward as far as they can in those areas where they can spend specific time and be ready to hit the ground running upon completion of the transaction on October 20th.

And that’s it. Thank you.

D I S C L A I M E R

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